Exhibit 3.11

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 12:00 PM 02/29/2000
001101183 – 2118418

CERTIFICATE OF FORMATION OF

WESTERN SKY INDUSTRIES, LLC

1.	The name of the limited liability company is:

Western Sky Industries, LLC

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Western Sky Industries, LLC this 24th day of February, 2000.

/s/ Bruce Graben
BRUCE GRABEN
AUTHORIZED PERSON